SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of U.S Energy Corp, a Delaware corporation (the “Registrant”), as of December 31, 2025.

Energy One LLC, Wyoming, wholly-owned limited liability company.

New Horizon Resources, LLC, North Dakota wholly-owned limited liability company.

Coyote Resources, LLC, Montana, wholly-owned limited liability company.